UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 12, 2014

uniQure N.V.

Jörn Aldag, Chief Executive Officer
Meibergdreef 61
Amsterdam 1105 BA, the Netherlands; Tel: +31 20 566 7394

(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a joint press release of uniQure N.V. and Chiesi Farmaceutici S.p.A dated August 4, 2014, providing an update on preparations and timing of launch of uniQure N.V.’s gene therapy product, Glybera®.

Furnished as Exhibit 99.2 to this Report on Form 6-K is a press release of uniQure N.V. dated August 11, 2014, announcing the acquisition of cardiology gene therapy company InoCard GmbH.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIQURE N.V.

Date: August 12, 2014	By:	/S/ JORN ALDAG
Jorn Aldag
Chief Executive Officer

INDEX TO EXHIBITS

Number	Description
99.1	Joint press release of uniQure N.V. and Chiesi Farmaceutici S.p.A dated August 4, 2014, providing an update on preparations and timing of launch of uniQure N.V.’s gene therapy product, Glybera®.
99.2	Press release of uniQure N.V. dated August 11, 2014, announcing the acquisition of cardiology gene therapy company InoCard GmbH.